UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 — 4th Floor Bosques de las Lomas 05120 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone & Ruth Susan Borinelli (646) 542-2333 sborinelli@breakstone-group.com

Asur Reports Minimal Impact from Hurricane Emily

Mexico City, July 18th, 2005, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that its Cancun, Cozumel, and Merida airports were temporarily closed as a safety precaution in anticipation of Hurricane Emily. The three aiports have since resumed normal operation and final cleaning work is taking place. In general terms, the tourist areas of Cancun, the Mayan Riviera, Cozumel, and Merida, are currently operating under normal conditions.

Intense work was undertaken at the three airports since July 12 to prepare for the arrival of hurricane Emily. As a result, no passenger injuries resulted from the hurricane. ASUR management believes that there was no major damage to its airports.

Cancun airport closed at 5:15 pm local time on Sunday, July 17, until 9:00 am today. As a result, 164 inbound and outbound flights were cancelled on July 17. The adverse weather conditions have caused minor damage to some airbridges and other areas of the airport not significant for its operation.

Cozumel airport closed at 3:00 pm local time on Sunday, July 17, until 11:30 am today. As a result, six inbound and outbound flights were cancelled. The adverse weather conditions caused windows in the terminal building to crack, two advertising billboards to fall, and other minor damage.

Merida airport closed at 2:00 am local time today and re-opened at 12:00 noon. As a result, 14 inbound and outbound flights were cancelled. The adverse weather caused minor damage to airbridges, and other non-significant damage.

At this time ASUR cannot estimate the effect that these events will have on the Company’s financial results.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- ENDS -

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: /s/ ADOLFO CASTRO RIVAS Adolfo Castro Rivas Director of Finance

Date: July 19, 2005